SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           __________________________

                                    FORM 11-K

(Mark One)

       [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal ended December 31, 1995
                     ------------------
                                       or

       [ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
                              -----------------  --------------------

                         Commission File Number 0-22230


                                Royal Grip, Inc.
                               401(k) Savings Plan
              (Full title of the plan and the address of the plan,
                if different from that of the issuer named below)


                                Royal Grip, Inc.
                              444 West Geneva Drive
                              Tempe, Arizona 85282
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                                ROYAL GRIP, INC.

                      ROYAL GRIP, INC. 401(K) SAVINGS PLAN

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995

    (Prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended)

                                   SIGNATURES


                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Emjay Corporation, administrator of the Royal Grip, Inc. 401(k) Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Royal Grip, Inc.
                                   401(k) Savings Plan



Date:  June 28, 1996               By: \s\ Tom Schneider
                                       -----------------------------------------
                                   Tom Schneider
                                   Vice President - Finance
                                   On behalf of Emjay Corporation, Administrator
                                   of the Royal Grip, Inc. 401(k) Savings Plan

                      ROYAL GRIP, INC. 401(k) SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                DECEMBER 31, 1995




FINANCIAL STATEMENT (unaudited)

         Statement of Net Assets Available for Plan Benefits as of December 31, 1995

         Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1995

         Notes to Financial Statement

SCHEDULE

         Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1995

         - Not Applicable

         Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1995

         - Not Applicable

   Statement of Net Assets Available for Plan Benefits, with Fund Information

                                December 31, 1995
                                   (unaudited)

                                                                            Franklin
                                   Dean Witter       AIM        Franklin     Equity                Templeton
                                     Liquid        Income      California    Income      AIM       Growth       Stock
                                   Asset Fund      A Fund     Growth Fund     Fund       Fund       Fund     Equity Fund      Total
                                   ----------      ------     -----------     ----       ----       ----     -----------      -----
Assets

Participant Contributions
Receivable                            $752         $2,119        $5,592      $7,700    $11,089     $8,294      $4,862        $40,408
                                      ----         ------        ------      ------    -------     ------      ------        -------

Net Assets Available for Plan
Benefits                              $752         $2,119        $5,592      $7,700    $11,089    $11,089      $4,862        $40,408
                                      ====         =======       ======      ======    =======    =======      ======        =======

       (The accompanying notes are an integral part of these statements.)

                  Statement Of Changes In Net Assets Available
                    For Plan Benefits, With Fund Information

                          Year Ended December 31, 1995
                                   (unaudited)

                                Dean Witter      AIM        Franklin        Franklin                Templeton     Stock
                                  Liquid       Income      California        Equity         AIM       Growth      Equity
                                Asset Fund     A Fund     Growth Fund     Income Fund      Fund        Fund        Fund      Total
                                ----------     ------     -----------     -----------      ----        ----        ----      -----
Additions to Net Assets
attributable to:

Participant Contributions
Receivable
                                   $752        $2,119        $5,592          $7,700       $11,089     $8,294      $4,861    $40,408
                                   ----        ------        ------          ------       -------     ------      ------    -------
Net Increase                       $752        $2,119        $5,592          $7,700       $11,089     $8,294      $4,861    $40,408






Net Assets Available for
Benefits:
     Beginning of Year               -            -            -               -             -          -           -          -
                                   ----        ------        ------          ------       -------     ------      ------    -------
     End of Year                   $752        $2,119        $5,592          $7,700       $11,089     $8,294      $4,861    $40,408
                                   ====        ======        ======          ======       =======     ======      ======    =======

       (The accompanying notes are an integral part of these statements.)

                    Notes to Financial Statements (unaudited)
                                December 31, 1995

Accounting Policies

Description of the Plan

The Royal Grip, Inc. 401(k) Savings Plan (the Plan) is a defined contribution pension plan which covers substantially all full-time employees of Royal Grip, Inc. (the Company), who have one year of service with a minimum of 1,000 hours and are age twenty-one or older. The Plan was established October 1995, effective January 1, 1995 by the Company, and is subject to the provisions of the Employee Retirement Income Retirement Security Act of 1974, as amended, (ERISA). The ongoing cost of administering the Plan is paid by the Company.

Participants may contribute up to 15 percent of their annual wages subject to Internal Revenue Service limitations. Participants may elect to invest in the following eight available options; Dean Witter Liquid Asset, AIM Income A, Franklin California Growth, Franklin Equity Income, AIM, Templeton Growth, Stock Equity Fund, and Royal Grip Stock. Quarterly, participants have the opportunity to change the options previously elected. The Company does not match participant contributions.

Participants immediately vest in their voluntary contributions plus actual earnings thereon and amounts rolled over from former plans into the Plan. Upon termination of service, the entire current value of the participant's account is paid to the participant in a lump sum with the participant having the option to defer payment if the current value of the account is greater than $3,500.

Participants can obtain loans from the Plan up to 50 percent of their vested balance. Loans must be for a minimum of $1,000. At December 31, 1995, no loans were outstanding.

Although it has not expressed any intent to do so, the Company has the discretionary right to terminate the Plan, subject to the provisions of ERISA.

                 Royal Grip, Inc. Retirement Plus Plan and Trust

Accounting Policies (continued)

Description of the Plan (continued)


The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

Income Tax Status

The Plan is in the process of filing an application with the Internal Revenue Service to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (Code) which would result in the Plan not being subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might result in an adverse ruling by the Internal Revenue Service. Accordingly, the accompanying financial statements do not reflect any provision for federal income taxes which would be necessary should the Plan be unsuccessful in obtaining its qualification.